Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

05012860

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C. 209 SECTION

SUPPL

16 November 2005

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 8/2005 sent 2 November and no. 9/2005 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

11/29

Coloplast

Information to the Copenhagen Stock Exchange no. 9/2005
Humlebæk, 16 November 2005

Annual financial statement for 2004/05

(1 October 2004 – 30 September 2005)

- **The year's performance confirms the expectations announced**
  - Revenue was DKK 6,528m, which represents an increase of 8% in local currencies and in Danish kroner
  - Operating profit increased by 2% to DKK 1,005m
  - The profit margin was 15%
  - Free cash flow was DKK 919m, the highest ever
  - Economic profit (EP) increased by 30% to DKK 287m
  - The continence, wound and skin care business areas all achieved two-digit sales growth
  - The German healthcare reform cut the reimbursement prices for ostomy products by 13%, which had a downward effect on revenue and operating profit
  - For 2005/06 an organic revenue growth of around 10% in local currencies and a profit margin of approx. 16% are expected
- **Strategy and objectives towards 2012 – "Investment in growth"**
  - At least a doubling of economic profit (EP) every five years towards 2012 based on the 2004/05 figures
  - A revenue of DKK 13bn through organic growth
  - A profit margin (EBIT margin) of at least 18%

Key figures, mDKK	2000/01	2001/02	2002/03	2003/04	2004/05	Index
Revenue	4.018	5.567	5.610	6.069	6.528	108
Operating profit (EBIT)	618	875	909	988	1.005	102
Financial income and expenses, net	-31	-60	-21	-89	-120	135
Profit before tax	613	1.232	889	899	885	98
Coloplast's share of profit for the year	405	768	567	577	593	103
Profit margin, EBIT, %	15	16	16	16	15	
EPS per circulating share of DKK 5, DKK	9	16	12	12	13	
Return on equity, %	28	62	32	27	24	
Return on average invested capital (ROAIC), %	18	18	17	17	18	
Economic profit (EP)	177	228	213	221	287	
PE, price/earnings ratio	33	17	23	24	31	
Equity interest, %	36	35	37	42	44	
Total assets	3.344	4.489	5.371	5.643	5.891	
Investment in property, plant and machinery	394	409	436	548	295	
Investment in intangible fixed assets	31	51	226	106	103	
Investment in assets under construction	-5	40	142	-4	104	

Attached are income statement, balance sheet, cash flow statement, statement of changes in equity, notes and key figures and ratios.

The Annual General Meeting will be held on 14 December 2005 at 4 pm at the Coloplast A/S facilities, 3 Holtedam, DK-3050 Humlebæk.
A shareholders' meeting will be held at 3 pm. Invitation will be sent to all shareholders on 30 November 2005.

Revenue increased in 2004/05 by 8% in local currencies to DKK 6,528m and the profit margin was 15%. The year's performance thus met the expectations expressed in the annual financial statement for 2003/04 and most recently confirmed in the financial statement for the first three quarters of 2004/05. All product areas showed good growth and the last quarter in particular contributed to achieving two-digit growth rates for continence, wound and skin care sales.

Financial performance

Operating profit increased by 2% and for the first time exceeded the billion mark at DKK 1,005m. In financial year 2003/04 inventories were increased among other things to ensure delivery performance during the transfer of production machinery to the Hungarian facility and the introduction of a new ERP system. Also as a result of an efficiency drive in 2004/05, inventories were again reduced by a total of DKK 224m. This is reflected in the DKK 66m charged to the income statement as indirect production overhead (IPO).

Effective 1 January 2005 Germany implemented a healthcare reform which cut reimbursement prices for ostomy products by 13%. The profit margin was reduced by 1%-point due to the indirect IPOs and by approx. 1.5%-points as a result of the German healthcare reform.

Separate items totalling DKK 26m include DKK 20m representing non-recurring project costs relating to a discontinued acquisition activity.

The profit margin was 15%.

Efficiency drives in manufacturing, sales, distribution and staff functions kept the increase in total costs, excluding indirect IPOs charged to the income statement, to 6%, which is less than the increase in revenue.

Cost of sales increased by DKK 263m or 11% to 2,601m and distribution costs increased by DKK 116m or 6% to DKK 1,943m. Administration costs increased by 2%, or DKK 13m, to DKK 738m, while R&D costs increased by 6% to DKK 214m.

Financial expenses, which include interest, exchange-rate adjustments and bank charges amounted to DKK 120m. Net interest-bearing debt decreased by DKK 598m in line with the positive cash flow and accounted for DKK 867m at 30 September 2005. The interest charged on the major part of Coloplast's debt is agreed for a period of many years. Total net interest expenses came to DKK 123m compared with DKK 101m last year. Net interest expenses include residual tax charges and interest expenses resulting from a fiscal audit performed.

The effective tax rate was 33%, corresponding to a tax expense of DKK 290m compared with 35% and DKK 317m last year. The tax rate is affected by a tax liability following a fiscal audit, recognition of a deferred tax asset (tax credit) in Hungary, changes in the distribution of Group earnings among the countries and a reduction of the tax rate in Denmark from 30% to 28%.

Cash flow

The year's liquidity increased overall by DKK 473m. The free cash flow was DKK 919m compared with DKK 224m last year. This represents an increase of DKK 695m.

Investments in manufacturing plant and buildings were lower than last year by DKK 145m. Total liquidity amounted to DKK 1,028m at 30 September 2005, while undrawn credit facilities represented DKK 2.2bn. Total capital reserves came to DKK 3.3bn.

Segment information

Business areas

Coloplast's primary segment split separates the chronic care segment, which comprises the ostomy and continence care products, from the SBU (Strategic Business Unit) segment, which consists of the three strategic business units wound care, skin health and breast care.

Chronic care segment

Total revenue for the chronic care segment was DKK 4,978m, representing an 8% growth in local currencies on the year before. Operating profit was DKK 1,090m, bringing the profit margin to 22%. The segment revenue includes sales of products from other suppliers.

Ostomy care
Ostomy gross revenue increased by 9% in local currencies to DKK 2,664m.

The ostomy care business saw good growth both in Europe, the USA and the rest of the world. In Europe, Coloplast is winning market shares in most markets, approaching 40%. Coloplast continued to strengthen the ostomy sales drive commenced last year in the US market, and have signed new contracts with hospital group purchasing organisations on an on-going basis.

Sales of the **Assura** bag range increased as anticipated. Sales of open ostomy bags with **Hide-away** closure and bags with convex adhesive were the main growth drivers. The **Easiflex** product range continued to grow strongly, and sales of urostomy bags also showed good growth. The **Corsinel** support garment for ostomists with hernia problems was launched in the second quarter and sales have developed satisfactorily.

In Coloplast's German subsidiary, where products and service ia are provided to the users in their home, adjustments have been made to strengthen sales and improve efficiency. A central logistics function has been established to make distribution in Germany more efficient.

Continence care
In 2004/05 continence care gross revenue increased by 10% in local currencies to DKK 1,619m.

Sales of our **EasiCath** and **SpeediCath** catheters for intermittent evacuation of the bladder account for more than half of continence care sales. Global sales of intermittent catheters increased by more than 20%, reflecting higher growth than last year. Sales of **SpeediCath** Compact female catheters exceeded expectations.

The Coloplast product portfolio includes only coated catheters, but we now include all catheters for intermittent evacuation in our market definition. In this market, we increased our market share from 32% to 36% during 2004/05.

SpeediCath Complete was launched successfully in France and subsequently in several large markets. The catheter enables the user to empty the bladder even without access to proper toilet facilities, as it is integrated in a collecting bag.
Sales of urine bags also increased, while sales of urisheaths declined. The **Peristeen** anal irrigation system for people with bowel management problems has been well received.

SBU segment
Revenue for the three business units wound care, skin health and breast care totalled DKK 1,572m, representing a 9% growth in local currencies. Operating profit was DKK 177m. The segment's profit margin improved for all business areas over the year to end on 11% for the full year 2004/05.

Wound care
The wound care SBU increased gross revenue by 12% in local currencies to DKK 887m. The sales growth increased over the year, primarily driven by strong sales growth for silver dressings in the European wound care markets boosted by the launch of these silver dressings in France and Spain. The launch of silver dressings has had a positive effect on sales of other new wound dressings like **Alione** and **Biatain**. Towards year-end, **Biatain** Soft-hold was launched. This dressing has a skin-friendly adhesive grid which keeps it in place while the nurse is applying a compression bandage on top.

Coloplast's sales of wound care products are increasing slightly more than the total underlying market growth.

Skin health
Skin care gross revenue amounted to DKK 284m, an increase of 11% in local currencies compared with 2003/04. The skin health SBU is also responsible for sales of wound care products in the USA.

Skin care sales developed particularly positively in the hospital market, in line with the strategy decided in 2003/04. A number of major contracts were signed with hospital group purchasing organisations.

Breast care
Gross revenue for breast care was DKK 473m, which represents an increase of 6% in local currencies compared with the year before. Sa-

Coloplast

Sales of breast forms as well as special textiles developed positively both in Europe and the USA. The revenue increase was particularly strong in the last part of the year. Coloplast is the global market leader, holding nearly half of the world market for breast forms and textiles, and we are continuing to win market shares. The restructuring of the breast care SBU has been completed, with resulting higher revenue as well as operating profit.

A new generation of breast forms with improved temperature and weight properties has been very successfully introduced in the US market. These products will be introduced to the other markets during 2005/06.

Geographical markets
Coloplast's secondary segment split separates the geographical markets into three main regions, Europe, the Americas and the rest of the world.

Europe
In Europe, revenue increased by 7% in local currencies and in Danish kroner to DKK 5,237m, accounting for 80% of Coloplast's total revenue. Our revenue growth is higher than market growth in the European market. Coloplast continue to launch new products and are therefore winning market shares.

The Americas
Revenue for the Americas amounted to 14% of total revenue, reflecting a 13% increase in local currencies and in Danish kroner, to DKK 878m. All business areas saw growth. Sales in the USA accounted for the major part of the sales, with skin health and breast care driving sales. Ostomy and continence care products also performed well. Coloplast is continuing to win market shares in these business areas.

Rest of the world
Revenue for this region amounted to DKK 413m, reaching 6% of total revenue. Sales increased by 12% in local currencies, and Coloplast is winning market shares in several product areas. Japan and Australia are the largest markets outside Europe and the Americas.

Group issues

Investments
At the balance-sheet date fixed assets totalled DKK 2,728m. This represents a net increase of DKK 113m or 4%. Cash flow from investments during the financial year amounted to DKK 434m compared with 621m last year.

Intangible assets were DKK 496m at year-end. Investments in software during the year accounted for DKK 59m, covering among other things the ERP system "Enterprise 1" and customer systems. Property, plant and equipment amounted to DKK 2,088m, representing an increase of DKK 2m. Investments in land, buildings and technical plant came to DKK 399m. This reflects a decrease from last year and the completion of the facility in Hungary. Coloplast's buildings in Marietta, USA, have been sold, and new offices have been leased.

Relative to revenue, new investments in property, plant and equipment amounted to 6%, which is below last year's level of 9%. New investments are expected to make up a decreasing share of revenue in the future, as investments in facilities and manufacturing equipment will primarily be made in countries with low cost levels.

Manufacturing capacity
The setting up of manufacturing operations in Hungary proceeded according to plan. In September 2005 the Hungarian facility employed some 700 people. When the transfer of operations is completed towards the end of 2006, the facility's output will represent a market value of around DKK 2bn and there will be some 900 employees. Based on the Hungarian capacity increase, the comparative operational advantage over manufacturing in Denmark is now estimated at some DKK 150m per year from 2007; earlier estimate was DKK 75m.

The need for further manufacturing capacity in countries with low cost levels will continue as we grow. It has therefore been decided to buy land in Zhuhai, China, and establish a new facility for manufacturing products for the global market. The building project is expected to begin in 2006. Coloplast already manufactures products for the regional markets in Zhuhai.

Coloplast

Research and development

In 2004/05 Coloplast spent 3.3% of revenue on research and development. Most of the development effort is concentrated in the development departments of the individual business areas. Around 12% of total development costs was allocated to applied research and basic materials development at the Coloplast Research Centre.

Supply chain management

During the financial year inventories were reduced and the delivery performance improved. The ratio of overall logistics costs to revenue was reduced, and we plan to make further improvements in 2005/06. The new centrally located European Distribution Centre in Hamburg has been completed and the facilities, which Coloplast rents, have become operative. The reorganisation of European distribution is expected to be completed in 2006.

Equity

Equity increased by DKK 215m to a total of DKK 2,572m, representing 44% of the assets at balance-sheet date. This is an increase of 2%-points calculated from the beginning of the financial year. The increase consists of profit for the year after tax and minority interests of DKK 593m minus the value of own shares purchased (DKK 176m net), dividend paid out (DKK 140m) and other changes (DKK 62m).

Share holdings

Buyback of own shares amounted to 318,400 B shares in the fourth quarter. Thus, 60% of the repurchasing programme totalling DKK 450m had been completed by 30 september 2005, holdings of own B shares accounting at the time for 1,604,249 units, corresponding to 3.6% of the B shares and 3.3% of the total share capital. The buyback programme is implemented within the existing authority granted by the Annual General Meeting to buy own shares representing up to 10% of the company's share capital. If attractive acquisition or investment opportunities should arise, the buyback programme may be adjusted. After the exercise of share options and the sale of employee shares of a total of 117,987. Coloplast's holdings of own shares had increased by 420,763 shares net during 2004/05.

Option programme

The Board has decided to allocate approx. 200,000 share options, representing a value of approx. DKK 15m to around 200 executives. In accordance with IFRS, the share options will be charged to the income statement over the coming four financial years. The allocation of share options is based on the achievement of one of the two objectives set for 2004/05.

Outlook

For 2005/06 we expect an organic growth of around 10% in local currencies and a profit margin of approx. 16%.

In order to achieve a growth rate of 10%, Coloplast must continue to win market shares, as the global market for medical devices and services is estimated to grow at a rate of 5-7%.

The British healthcare authorities have proposed changes to the arrangements for the provision of products and services in the markets for ostomy, continence and would care products. It is, as yet, too early to assess the effects of the proposal on Coloplast's performance in 2005/06. When the changes, if any, have been adopted and published, Coloplast will assess their effect and make an announcement. The authorities' proposal is open for discussion until 23 January 2006.

Following the German healthcare reform, Coloplast expect the German authorities to settle new reimbursement prices for the continence care area during the financial year 2005/06. Reimbursement prices for ostomy products were reduced with effect from 1 January 2005, implying relatively low comparative reported growth in sales of ostomy products in the first quarter of 2005/06.

Gross investments in property, plant and equipment (buildings, machinery and operating equipment) in 2005/06 are expected to be approx. DKK 400m, the same level as in 2004/05. The tax rate for 2005/06 is expected to be approx. 28%.

The prices for Coloplast's products are determined by the healthcare authorities in the individual countries and, as a general rule, price increases are not an option for existing products. In order to ensure stable increases in revenue and profit margin, Coloplast pursues

various activities. These include the launch of new products, innovation, efficiency drives in production and business processes and better procurement management.

Heavy fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the world economy may impact Coloplast's possibilities for achieving the long-term objectives set and for fulfilling expectations and may affect the company's financial outcomes.

Strategy and objectives towards 2012
During the autumn the Board has discussed the company's strategy and set new long-term objectives.

Objectives for 2012
Coloplast's long-term objectives are:

- At least to double economic profit (EP) every five years towards 2012 based on the 2004/05 financial figures
- Achieve a revenue of DKK 13bn
- To increase the profit margin to at least 18%.

These objectives are based on organic growth. Acquisition of business will continue to be part of Coloplast's strategy.

Strategy
Coloplast wishes to be a market leader in all business areas. It is our ambition to continue the unbroken growth trend which has ensured our present strong position in most markets. Meeting this ambition requires continued growth through innovation, intensified marketing, a stepped-up sales effort and entry into new markets. These efforts must be supported by increased investments in research and development and by specialised sales forces in all important markets.

The financial resources for investing in these areas must be freed through economies of scale and efficiency drives in administration, processes and manufacturing in all parts of the company. A global manufacturing philosophy, efficiency improvements achieved through simpler business processes and centralised management of the procurement function will contribute.

Market development
Most of the markets where we sell and market Coloplast products will provide good potential for growth and earnings towards 2012. The average market growth for Coloplast's key markets is estimated to be of the order of some 5-7% towards 2012. Coloplast's ambition to grow therefore implies that we must continue to win market shares.

The markets will be influenced by a great many factors implying both potential business opportunities and significant challenges.

Acquisition and divestment
Acquisition of value-adding business or the building of alliances strengthening existing business areas and divestment of activities will continue to be part of Coloplast's strategy. Such strategic steps may cause adjustment of the long-term objectives. A key acquisition parameter will be for business acquired to provide economic profit after three years at the latest. To strengthen our possibilities for growing through acquisition, business development will be intensified particularly with a view to making acquisitions within the areas of the wound and skin care and continence care divisions.

New global matrix organisation
We are adjusting the organisation on an ongoing basis to strengthen the company's capabilities for utilising the market opportunities.

In order to create a global platform for future growth and reap the benefits of a larger organisation, the wound care and skin health businesses will be merged into the Wound and Skin Care Division. Together with the Ostomy Care Division and the Continence Care Division the new division will constitute a global matrix organisation where sales and marketing is handled by Coloplast's subsidiaries while research and product development is the responsibility of the divisions. The Wound and Skin Care Division will be headed by General Manager Finn Ketler, the Continence Care Division by General Manager Svenn Poulsen and the Ostomy Care Division temporarily by Nicolai Buhl Andersen as acting General Manager.

The sales organisation will operate in five regions: Northern Europe, Central Europe, Southern Europe, the Americas and the Asia-

Coloplast

Pacific region, to which the subsidiaries in each region will report. Each region is managed from a major subsidiary in the region, viz:

Northern Europe: Great Britain
- General Manager Graham Sethna

Central Europe: Germany
- General Manager Bernd-Thomas Hohmann

Southern Europe: France
- General Manager Vincent Junod

The Americas: USA
- General Manager Jan Rolin Frederiksen

Asia-Pacific: Japan
- General Manager Vagn Heiberg

The breast care area will continue to be an independent business unit since it differs from the three divisions both with respect to customers, distribution channels and technology.

Manufacturing

A new global manufacturing organisation, Global Operations, will be established. This team will be responsible for all volume, ramp-up and pilot production servicing Coloplast's five regions. Global Operations will also be responsible for supply chain management, machine design and maintenance of technical plant. This organisation is expected to be better geared to benefiting from economies of scale and hence reduce the cost of sales. Global Operations will be headed by General Manager Jørgen Bundgaard Hansen.

Procurement

As announced earlier, the Group's purchasing function will be centralised, and from 1 December 2005 Morten Frydkjær will be in charge of this initiative, reporting to Group Management.

Annual General Meeting

The Annual General Meeting will be held on Thursday, 14 December 2005 at 4 pm at the Coloplast A/S facilities, 3 Holtedam, 3050 Humlebæk, Denmark.

The Board will propose to the Annual General Meeting that dividend is paid with DKK 3.50 per share of DKK 5. (2003/04: DKK 6 per share of DKK 10).

Re-election is proposed as follows: Palle Marcus, Niels Peter Louis-Hansen, Per Magid, Torsten E. Rasmussen and Ingrid Wiik; Director Kurt Anker Nielsen has not offered himself for re-election.

Director Palle Marcus has advised the Board that he wishes to resign from the Board at the Annual General Meeting in December 2006.

The Board proposes for election at this year's Annual General Meeting, Michael Pram Rasmussen (50), with a view to having him replace Palle Marcus as Chairman in due course.

Michael Pram Rasmussen, who has held leading positions in the insurance industry for nearly two decades, has been the CEO of Topdanmark A/S and Topdanmark Forsikring A/S since 1996. Michael Pram Rasmussen is holding management assignments with the following Danish companies:

A.P. Møller - Mærsk A/S (Chairman), Mærsk Olie og Gas A/S (Deputy Chairman), William Demant Holding A/S (Board member) and Oticon A/S (Board member).

Coloplast

Group Management

Sten Scheibye
CEO

Lene Skole
Group director, CFO

Carsten Lønfeldt
Group director

Lars Rasmussen
Group director

Christian Jørgensen
Group director

Board of directors

Director
Palle Marcus
Chairman

BCom
Niels Peter Louis-Hansen
Deputy chairman

Corporate Supply Chain Operations Manager
Erik Andersen

Attorney
Per Magid

Director
Kurt Anker Nielsen

Director
Torsten Erik Rasmussen

Production worker
Lise Schachtschabel

Electrician
Knud Øllgaard

CEO
Ingrid Wiik

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail. For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

Coloplast

Coloplast Group

INCOME STATEMENT

1 October 2004 - 30 September 2005

NOTE		Group mDKK 2004/05 Year	Group mDKK 2003/04 Year	Index	Group mDKK 2004/05 Q4	Group mDKK 2003/04 Q4
1	Revenue	6,528	6,069	108	1,742	1,601
	Cost of sales	-2,601	-2,338	111	-654	-642
	Gross profit	**3,927**	**3,731**	105	**1,088**	**959**
	Distribution, sales and marketing costs	-1,943	-1,827	106	-509	-498
	Administrative expenses	-738	-725	102	-178	-184
	Research and development costs	-214	-202	106	-54	-52
	Other operating income	15	36	42	-4	19
	Other operating expenses	-16	-25	64	-11	-5
	Separate items	-26	0		-7	0
1	**Operating profit**	**1,005**	**988**	102	**325**	**239**
2	Financial income	48	48	100	18	29
3	Financial expenses	-168	-137	123	-65	-31
	Profit before tax	**885**	**899**	98	**278**	**237**
	Tax on profit for the period	-290	-317	91	-98	-91
	Net profit for the period	**595**	**582**	102	**180**	**146**
4	Minority interests	-2	-5	40	-1	-2
	Coloplast´s share of profit for the period	**593**	**577**	**103**	**179**	**144**
	Earnings per Share (EPS)	13	12		4	3

Coloplast

Coloplast Group

BALANCE SHEET
At 30 September 2005

NOTE		Group mDKK At 30.9.05	At 30.9.04
	Assets		
	Acquired patents and trademarks	17	13
	Goodwill	327	298
	Software	147	83
	Prepayment for intangible assets and intangible assets in progress	5	31
	Intangible assets	**496**	**425**
	Land and buildings	1,127	1,191
	Plant and machinery	569	397
	Other fixtures and fittings, tools and equipment	211	214
	Property, plant and equipment in progress and prepayments for property, plant and equipment	181	284
	Property, plant and equipment	**2,088**	**2,086**
	Investment in associates	2	2
	Other investments	6	0
	Deferred tax asset	136	102
	Investments	**144**	**104**
	Non-current assets	**2,728**	**2,615**
	Inventories	**698**	**922**
	Trade receivables	1,224	1,195
	Receivables from associates	6	6
	Other receivables	99	116
	Prepayments	37	47
	Receivables	**1,366**	**1,364**
	Marketable and securities	**334**	**2**
	Cash and bank balances	**765**	**740**
	Current assets	**3,163**	**3,028**
	Assets	**5,891**	**5,643**

Coloplast

Coloplast Group

BALANCE SHEET
At 30 September 2005

NOTE		Group mDKK At 30.9.05	At 30.9.04
	Liabilities		
	Contributed capital	240	240
	Reserve for exchange rate adjustments	3	-1
	Fair value reserve	-109	-39
	Proposed dividend for the year	162	140
	Retained earnings	2,276	2,017
	Equity	**2,572**	**2,357**
4	**Minority interests**	**2**	**5**
	Provision for pensions and similar liabilities	80	83
	Provision for deferred tax	61	29
	Other provisions	14	28
	Provisions	**155**	**140**
	Mortgage debt	489	529
	Other credit institutions	1,237	1,287
	Deferred income	167	203
	Non-current assets	**1,893**	**2,019**
	Mortgage debt	5	6
	Other credit institutions	67	181
	Trade payables	300	298
	Income taxes	130	61
	Other payables	603	508
	Deferred income	164	68
	Current liabilities	**1,269**	**1,122**
	Current and non-current liabilities	**3,162**	**3,141**
	Liabilities	**5,891**	**5,643**

5 Contingent items

Coloplast

Coloplast Group

CASH FLOW STATEMENT

1 October 2004 - 30 September 2005

NOTE		Group mDKK 2004/05 Year	2003/04 Year
	Operating profit	1,005	988
A	Adjustment for non-cash operating items	339	315
B	Changes in working capital	330	-70
	Ingoing interest payments, etc.	57	46
	Outgoing interest payments, etc.	-185	-137
	Company tax paid	-193	-297
	Cash flow from operations	**1,353**	**845**
	Investments in intangible assets	-103	-106
	Investments in land and buildings	-43	-255
	Investments in plant and machinery	-252	-293
	Investments in tangible assets under construction	-104	4
	Fixed assets sold	74	29
	Acquisition of business	-6	0
	Cash flow from investments	**-434**	**-621**
	Free cash flow	**919**	**224**
	Dividend to shareholders	-140	-117
	Dividend to minority interests	-5	-13
	Investment in own shares	-176	-84
	Financing from shareholders	**-321**	**-214**
	Financing through long-term loans, instalment	-125	-25
	Cash flow from financing	**-446**	**-239**
	Net cash flow for the period	**473**	**-15**
	Liquidity at 1 October 2004	555	573
	Adjustment, exchange rate	0	-3
	Change in liquidity for the period	473	-15
	Liquidity at 30 September 2005	**1,028**	**555**
	Liquidity includes:		
	Marketable securities	334	2
	Cash	1	1
	Bank balances	764	739
		1,099	742
	Utilised credit facilities, short term	-71	-187
		1,028	**555**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

	2004/05	2003/04
A Adjustment for non-cash operating items		
Depreciation	348	307
Gain/loss on sale of fixed assets	9	0
Change in provisions	-18	8
	339	**315**
B Changes in working capital		
Inventories	229	-49
Trade receivables	-20	-67
Other receivables	28	23
Trade and other payables	93	23
	330	**-70**

Coloplast

STATEMENT OF CHANGES IN EQUITY

Parent mDKK	Contributed capital A-shares	Contributed capital B-shares	Reserve for equity value	Reserve for ex-value	Reserve for fair value	Pro-posed dividend	Retained earnings	Equity total
1.10.2003 - 30.9.2004								
Balance at 1.10.2003 as reported in annual report	18	222	456	0	-30	117	1,213	1,996
Effect of changes in accounting policies			6					6
Restated value at 1.10.2003	18	222	462	0	-30	117	1,213	2,002
Hedging against interest risks					-12			-12
Effect of hedging on deferred tax					4			4
Hedging against exchange rate risks					-1			-1
Effect of hedging on deferred tax					0			0
Net gain/loss not recognised in income statement	0	0	0	0	-9	0	0	-9
Dividend paid out for 2002/03						-117		-117
Tax value of loss on employee shares							13	13
Profit for the year			50			144	383	577
Own shares purchased							-113	-113
Own shares sold							29	29
Dividend on own shares						-4	4	0
Adjustment of opening balances and other adjustments relating to subsidiaries				-1			-24	-25
Balance at 30.9.2004	**18**	**222**	**512**	**-1**	**-39**	**140**	**1,505**	**2,357**
1.10.2004 - 30.9.2005								
Balance at 1.10.2004 As reported in annual report	18	222	512	-1	-39	140	1,505	2,357
Effect of changes in accounting policies								0
Restated value at 1.10.2004	18	222	512	-1	-39	140	1,505	2,357
Hedging against interest risks					-95			-95
Effect of hedging on deferred tax					26			26
Hedging against exchange rate risks					-2			-2
Effect of hedging on deferred tax					1			1
Net gain/loss not recognised in income statement	0	0	0	0	-70	0	0	-70
Dividend paid out for 2003/04						-140		-140
Tax value of loss on employee shares							2	2
Profit for the year			107			168	318	593
Own shares purchased and loss from exercised options							-208	-208
Own shares sold							32	32
Dividend on own shares						-6	6	0
Adjustment of opening balances and other adjustments relating to subsidiaries				4			2	6
Balance at 30.9.2005	**18**	**222**	**619**	**3**	**-109**	**162**	**1,657**	**2,572**

NOTES

1. Segment information

Primary segment - business activities
Group, 2004/05

mDKK	Chronic Care 2004/05	Chronic Care 2003/04	SBU segment 2004/05	SBU segment 2003/04	Not allocated and eliminations 2004/05	Not allocated and eliminations 2003/04	Total 2004/05	Total 2003/04
Revenue	**4,978**	**4,615**	**1,572**	**1,473**	**-22**	**-19**	**6,528**	**6,069**
Operating profit for segment	1,090	1,099	177	128	-262	-239	1,005	988
Share of profit in associates before tax	0	0	0	0	0	0	0	0
Profit from ordinary activities before interest	1,090	1,099	177	128	-262	-239	1,005	988
Net financial expenses							-120	-89
Profit before tax							**885**	**899**
Tax on profit for the year							-290	-317
Profit before minority interests							**595**	**582**
Minority interests							-2	-5
Net profit for the year							**593**	**577**
Assets	3,478	3,543	940	1,071	1,471	1,027	5,889	5,641
Investments in associates	0	1	2	1			2	2
Assets, total							**5,891**	**5,643**
Liabilities	794	758	271	234	2,252	2,289	**3,317**	**3,281**
Fixed assets	1,973	1,793	461	537	294	285	2,728	2,615
Investment in fixed assets	382	519	50	66	76	65	508	650
Depreciation - property, plant and equipment	218	207	52	48	44	28	314	283
Depreciation - intangible assets	8	4	1	1	25	19	34	24

Coloplast

	Group mDKK 2004/05	2003/04
2. Financial income		
Interest income	34	31
Exchange-rate adjustments	14	9
Fair-value adjustments transferred from equity	0	8
Total	**48**	**48**
3. Financial expenses		
Interest expense	157	132
Exchange-rate adjustments	0	0
Fair-value adjustments transferred from equity	6	0
Other financial expenses	5	5
Total	**168**	**137**
4. Minority interests		
Minority interests at 1.10.2004	5	14
Acquisitions	0	-1
Share of net profit from subsidiaries	2	5
Dividend paid	-5	-13
Minority interests at 30.9.2005	**2**	**5**

5. Contingent items

Contingent liabilities

At 30 September 2005 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 425 (2003/04 mDKK 431).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

Coloplast

Coloplast Group
5 YEARS KEY FIGURES AND RATIOS

mDKK	Group 2000/01	2001/02	2002/03	2003/04	2004/05
Income statement					
Revenue	4,018	5,567	5,610	6,069	6,528
Research & development costs	137	173	168	202	214
Operating profit before amortisation and depreciation (EBITDA)	878	1,157	1,195	1,295	1,353
Operating profit before amortisation of goodwill (EBITA)	618	884	909	988	1,005
Operating profit (EBIT)	618	875	909	988	1,005
Net financial income and expenses	-31	-60	-21	-89	-120
Profit before tax	613	1,232	889	899	885
Coloplast's share of profit for the year	405	768	567	577	593
Revenue growth					
Annual growth in revenue, %	13	38	1	8	8
Increase consists of:					
Organic growth, %	12	14	11	10	8
Currency effect, %	1	-2	-5	-2	0
Acquired business, %	0	26	0	0	0
Divested business, %	0	0	-5	0	0
Balance sheet					
Total assets	3,344	4,489	5,371	5,643	5,891
Invested capital	4,082	5,051	5,499	5,838	5,452
Net interest-bearing debt	1,121	1,471	1,473	1,465	867
Equity at year-end	1,213	1,562	2,002	2,357	2,572
Cash flow and investments					
Cash flow from operations	600	913	911	845	1,353
Cash flow from investments	-1,292	-878	-783	-621	-434
Acquisition of tangible assets, gross	389	449	578	544	399
Cash flow from financing	-243	1.051	307	-239	-446
Free cash flow	-692	35	128	224	919
Key figures					
Average number of employees, full time equivalents	3,987	4,859	5,774	6,085	6,159
Profit margin, EBIT, %	15	16	16	16	15
Return on average invested capital (ROAIC), %	18	18	17	17	18
Economic Profit	177	228	213	221	287 *)
Return on equity, %	28	62	32	27	24
Ratio of net debt to EBITDA	1.28	1.27	1.23	1.13	0.64
Interest cover	44	14	17	13	11
Equity interest, %	36	35	37	42	44
Rate of debt to enterprise value, %	8	10	10	10	5
Book value per share	25	33	42	49	54
Share data					
Share price at year-end	274	265	266	291	378
Share price/Book value per share	11	8	6	6	7
PE, price/earnings ratio	33	17	23	24	31
Dividend per share, DKK	1.80	2.18	2.50	3.00	3.50 **)
Pay-out ratio	21	13	21	24	27
Earnings per share, EPS	9	16	12	12	13
Free cash flow per share	-14	1	3	5	19

*) The weighed cost of capital (WACC), is changed from 2004/05 and now Market Risk Premium is calculated on a shorter period of time than prior Comparison figures are changed accordingly.
**) For 2003/04 the figure is the proposed dividend

The key figures have been calculated and applied in accordance with "Recommendations and Key Figures 2005" issued by the Danish Society of Financial Analysts

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 8/2005
Humlebæk, 2 November 2005

The Department of Health in the UK issues Consultation document

The Department of Health in the UK issues Consultation document about changes to arrangements for the provision of certain health care appliances

The Department of Health (DH) has published a consultation document discussing arrangements for the provision of wound care dressings, incontinence appliances, ostomy appliances, and other appliances to primary care (community) and secondary care (hospitals). The arrangements for the payments of these items and services have remained largely unchanged for 20 years and need review, says the DH. The DH also states that a key objective is to maintain, and where applicable improve, the current quality of care to patients. The document is part of a consultation process in which the DH consults with, among others, the companies in the affected industries.

Coloplast sells ostomy, continence and wound care products in England through its subsidiary Coloplast Ltd. The company sells to wholesalers and retailers, i.e. home care companies, pharmacies, etc. Part of Coloplast's business takes place through our home care activities under the Charter Healthcare brand. Charter Healthcare provides patients with a wide range of services and products including delivery to their homes and appropriate care and advice.

The DH proposes to lower reimbursement prices (payment for items) by 5-15% for wound care dressings, ostomy appliances and incontinence appliances together with proposed changes to remuneration (payment for services). Furthermore the DH proposes to change how reimbursement prices in primary care and prices in secondary care are established. Additionally, patient servicing, direct patient marketing and sponsoring of nursing posts are to be addressed in the consultation process.

The proposed changes, if implemented, may impact Coloplast's activities, where margins would be reduced and Coloplast may have to consider its services to patients. These considerations will now be part of the consultation process and no decision will be made until after the consultation process. In 2004/05 Coloplast's revenue in England in Ostomy Care, Continence Care and Wound Care amounted to GBP 80-90m.

Coloplast

As an important player in the English medical device industry Coloplast intends to take part in the consultation process through the relevant industry associations in order to advise the authorities and comment on the effects on the patients in need for medical devices, on the industry and on the nurses providing the care for the patients.

Comments from the industry must reach the DH 23 January 2006. The document is available for the public on the homepage of the DH, http://www.dh.gov.uk under the Consultation section.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611, mobile +45 3085 1611.